AURORA®

ANNUAL INFORMATION FORM

Financial Year Ended June 30, 2021

September 27, 2021

WHAT’S INSIDE:

ANNUAL INFORMATION FORM
In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Aurora”, “we”, “us” and “our” refer to Aurora Cannabis Inc. and its subsidiaries.
All financial information in this Annual Information Form is prepared in Canadian dollars, unless otherwise indicated, and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of September 27, 2021, unless otherwise stated.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Annual Information Form and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:
•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected selling, general and administrative (“SG&A”) run-rates, and grams produced;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Legal Proceedings and Regulatory Actions”;
•the Company’s ability to execute on its business transformation plan and path to Adjusted EBITDA profitability;
•planned cost efficiencies, including the execution of the Company’s costs savings plan, including, but not limited to, asset consolidation, supply chain efficiency and other reductions in SG&A expenses;
•expectations related to the development and legalization of adult recreational markets;
•growth opportunities, including the expansion into additional international adult recreational markets;
•the continued supply of product into Israel;
•product portfolio and innovation;
•future strategic plans;
•competitive advantages and strengths of medical and regulatory expertise;
•licensing of genetic innovations to other LPs and associated revenue growth;
•expectations regarding biosynthetic production and associated intellectual property; and
•the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.
Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.
Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19,and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.
Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Annual Information Form and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

KEY TERMS
ABCA	Business Corporations Act (Alberta)
ACE	Aurora Cannabis Enterprises Inc., a wholly owned subsidiary of the Company and license-holder
AIF or Annual Information Form	this annual information form of the Company dated September 27, 2021 for the year ended June 30, 2021
Anandia	Anandia Laboratories Inc., a wholly owned subsidiary of the Company
Aurora or the Company	Aurora Cannabis Inc
Aurora Coast	Aurora’s state-of-the-art research facility dedicated to cannabis breeding, located in Comox, British Columbia
Aurora Germany	Aurora Deutschland GmbH, a wholly owned subsidiary of the Company
Aurora Nordic	Aurora Nordic Cannabis A/S, a wholly owned subsidiary of the Company
Aurora Nordic Facility	Aurora’ production facility located in Odense, Denmark
Aurora River	Aurora’s production facility located in Bradford, Ontario
Aurora Sky	Aurora’s production facility located at Edmonton International Airport
Aurora USA	Aurora USA Holdings Ltd., a Delaware company and the U.S. holding company that owns Reliva
BAR	Business Acquisition Report - prepared in accordance with Form 51-102F4 and filed with respect to a significant acquisition as required under Part 8 of NI 51-102
BCBCA	Business Corporations Act (British Columbia)
Board	Board of Directors of the Company
Cannabis Act	Cannabis Act (S.C. 2018, c. 16), which sets out the legal framework for controlling the production, distribution, sale and possession of cannabis across Canada
Cannabis Regulations	the regulations enacted under the Cannabis Act that set out the rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal licence holders
CanniMed	CanniMed Therapeutics Inc., a former wholly owned subsidiary of the Company which amalgamated to form ACE on July 1, 2020
CanvasRx	CanvasRx Inc., a wholly owned subsidiary of the Company
CBD	cannabidiol, an active ingredient and one of the primary cannabinoids derived from cannabis plants
Common Shares	common shares in the capital of the Company

CPG	consumer packaged goods
CUMCS	Control Union Medical Cannabis Standard GACP certification, the leading certification standard for medical cannabis cultivation
EBITDA	earnings before interest, taxes, depreciation, and amortization
EU GMP	European Union Good Manufacturing Practices
FDA	the Food and Drug Administration, the federal agency of the United States Department of Health and Human Services responsible for protecting and promoting public health through the control and supervision of, among other things, food safety, dietary supplements, prescription and over-the-counter pharmaceutical drugs and cosmetics
Health Canada	the Canadian Ministry of Health for Canada having regulatory oversight over and administration of the Cannabis Act
Industrial Hemp Regulations	the regulations enacted under the Cannabis Act that set out the rules and standards that apply to the commercial production of industrial hemp
KPMG	KPMG LLP, the Company’s auditors
Licensed Producer	an entity that holds all valid licenses in the jurisdiction it operates to cultivate cannabis
MedReleaf	MedReleaf Corp., a former wholly owned subsidiary of the Company which amalgamated to form ACE on July 1, 2020
Nasdaq	Nasdaq Global Select Market
Polaris	the 300,000 square foot manufacturing facility at the Edmonton International Airport which is scheduled for closure
NI 51-102	National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Administrators
NI 52-110	National Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators
NYSE	New York Stock Exchange
Reliva	Reliva, LLC, a wholly owned subsidiary of the Company
THC	tetrahydrocannabinol, the principal psychoactive constituent of cannabis
TSX	Toronto Stock Exchange
U.S.	United States of America
Whistler	Whistler Medical Marijuana Inc., a wholly owned subsidiary of the Company
CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was incorporated under the BCBCA on December 21, 2006. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc.
The head office of Aurora is located at 500-10355 Jasper Avenue, Edmonton, Alberta, T5J 1Y6 and the registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.
The Common Shares are listed on the TSX and Nasdaq under the trading symbol “ACB” and on the Frankfurt Stock Exchange under the symbol “21P”. Until May 24, 2021, the Common Shares were listed on the NYSE. On May 24, 2021, the Common Shares were delisted from the NYSE in order to list on the Nasdaq. Aurora is a reporting issuer in all of the Provinces of Canada and is reporting in the U.S. under the Securities Act of 1933.
Intercorporate Relationships
As of the date of this AIF, the Company operates its businesses through the following material wholly owned subsidiaries:
•Aurora Cannabis Enterprises Inc., a holder of licenses under the Cannabis Act, which was formed under the ABCA on July 1, 2020 through the amalgamation of MedReleaf, CanniMed, CanniMed Ltd., Prairie Plant Systems Ltd. and the former Aurora Cannabis Enterprises Inc.
•Aurora Germany, a limited liability company under German law, which is a registered wholesale importer, exporter and distributor of medical cannabis in Germany and which we acquired on May 30, 2017.
•Aurora Nordic, a Danish company we acquired, and which operates our Aurora Nordic Facility.

•1769474 Alberta Ltd., a holding company and the entity that leases the lands for some of our production facilities, which was incorporated under the ABCA on August 20, 2013.
•Whistler, a holder of licenses under the Cannabis Act, which was incorporated under the BCBCA and holds the Whistler Facility and the Pemberton Facility. We acquired Whistler on March 1, 2019.
•Reliva LLC, a Delaware corporation, which we acquired on May 28, 2020.
GENERAL DEVELOPMENT OF THE BUSINESS
Developments during the Financial Year ended June 30, 2019
During fiscal 2019, the Company continued its growth commenced in the prior years. This phase was marked by acquisitions, strategic investments and expansion initiatives, as the Company developed and expanded its product offerings, sales and distribution channels and sought to grow its market share. Significant developments during 2019 are set out below.
Strategic investments, acquisitions, and partnerships
During fiscal 2019, the Company undertook a number of strategic investments and acquisitions, including:
•On July 25, 2018, Aurora completed the acquisition of all the issued and outstanding common shares of MedReleaf pursuant to a statutory plan of arrangement under the Business Corporations Act (Ontario) for total consideration of $2.6 billion, comprised of 30,843,353 Common Shares at an exchange ratio of 0.2979 Common Shares and $75.4 million fair value of replaced share-based payments. Pursuant to Part 8 of NI 51-102, this acquisition constituted a significant acquisition and a BAR was filed.
•On August 8, 2018, Aurora acquired all of the issued and outstanding common shares of Anandia, a privately held and globally recognized leader in cannabis science, in an all-share transaction. Pursuant to the terms of the arrangement agreement, Aurora issued 1,059,707 shares and 529,851 warrants for total consideration of $98.2 million, with an additional $10 million to be paid by way of the issuance of additional shares and warrants upon the achievement of future milestones. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and a BAR was not required to be filed. Subsequently, on November 14, 2018 the Company appointed Jonathan Page, a co-founder of Anandia, as Chief Science Officer of the Company. This transaction enabled the Company to develop new, customized cultivars for specific applications, creating high-margin products that generate positive health outcomes in relation to specific medical indications, while further enhancing efficiencies at its facilities. In April 2020, Anandia ceased serving external customers to devote all of its resources to the Company’s analytical testing needs.
•On November 5, 2018, the Company increased its investment in Choom Holdings Inc. (“Choom”) by an additional $20 million through a convertible debenture maturing in four years and convertible into common shares of Choom (“Choom Shares”) (i) at the option of Aurora, any time prior to the Maturity Date at a conversion price of $1.25 per share, subject to a minimum conversion amount of $5 million, and (ii) at the option of Choom any time after the hold period has expired and the volume weighted average price (“VWAP”) of the Choom Shares on the Canadian Securities Exchange was $3.00 or more for a period of 10 consecutive trading days. On July 8, 2021, Choom and Aurora made amendments to their relationship, whereby: (i) they entered into a debt restructuring fee agreement and an amended and restated investor rights agreement; (ii) Aurora converted indebtedness owed to it into 79,754,843 Choom Shares and was issued a convertible debenture in the aggregate principal amount of $6.0 million convertible into Choom Shares at $0.10 per share and maturing on December 23, 2024; (iii) Choom extended the expiry date of warrants held by Aurora from December 23, 2023 to December 23, 2024; and (iv) they agreed to use commercially reasonable efforts to enter into a services agreement pursuant to which Choom would operate retail cannabis stores on behalf of Aurora. As a result of the foregoing, Aurora beneficially owns, controls or exercise direction over an aggregate of 89,613,998 Choom Shares, representing approximately 19.9% of the issued and outstanding Choom Shares.
•On November 22, 2018, Aurora acquired all of the issued and outstanding common shares of ICC Labs Inc. for total consideration of $262.9 million comprised of 2,658,722 Common Shares and $7.7 million fair value of replaced share-based payments issued to ICC Labs shareholders. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and a BAR was not required to be filed. The Company is currently focusing on the higher margin medical market in Uruguay and the upcoming launch of its CBD oil products in the Uruguayan and adjacent markets.

•On March 1, 2019, the Company completed the acquisition of Whistler in an all-share transaction pursuant to the terms of an amalgamation agreement for total consideration of $158.1 million. On closing, the Company issued 1,121,736 Common Shares to Whistler shareholders, with two milestone payments in the amounts of $30 million and $10 million payable upon certain conditions being met. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and a BAR was not required to be filed.
•On March 13, 2019, the Company appointed Nelson Peltz as a strategic advisor, through 280 Park ACI Holdings, LLC. In consideration for the services, the Company granted stock options to purchase 1,663,480 Common Shares at $124.08 per share. On September 28, 2020, the Company announced that 280 Park ACI Holdings LLC had resigned as senior advisor of the Company effective September 25, 2020 in order to pursue other commitments.
•On April 16, 2019, the Company announced that it had entered into a binding letter agreement with Hempco Food and Fiber Inc. (“Hempco”) with respect to the acquisition of all of the issued and outstanding common shares of Hempco not already owned at an agreed price of $1.04 per Hempco Share and payable in Common Shares. The acquisition was completed on August 19, 2019. Hempco was subsequently dissolved during the year ended June 30, 2021 as a result of hemp-based consumer packaged goods no longer aligning with the Company’s strategy to focus on core cannabis operations.
•On May 21, 2019, the Company entered into a global partnership with the Ultimate Fighting Championship intended to advance further clinical research on the relationship between 100% hemp-derived CBD products and athlete wellness and recovery, with a view to accelerating CBD product development and education. As the cannabis market did not grow as quickly as expected following legalization, and in line with the Company’s later focus on financial discipline and near-term profit pools (as detailed below under fiscal 2020), this partnership was mutually terminated, and the Company made a one-time payment of US$30 million in Q1 2021.
Corporate development and financing
During fiscal 2019, the Company sought opportunities to fund its expansion and corporate growth by accessing the capital markets. Significant corporate development and financing activities undertaken include the following:
•On September 4, 2018, the Company closed a $200 million debt facility with Bank of Montreal (the “Credit Facility”) consisting of a $150 million term loan and a $50 million revolving credit facility, both of which were set to mature in 2021. The Company had an option to upsize the Credit Facility to a total of $250 million, subject to the implementation of the Cannabis Act. The Credit Facility was primarily secured by the Company’s Canadian production facilities. See discussion under “Developments during the Financial Year Ended June 30, 2021” for further details.
•On October 23, 2018, the Company’s Common Shares commenced trading on the NYSE under the symbol “ACB”.
•On January 24, 2019, the Company closed a private offering of convertible senior notes due in 2024 for gross proceeds of US$345 million (including US$45 million pursuant to the exercise of the initial purchasers’ over-allotment option). The notes are unsecured and will mature on February 28, 2024. The notes bear cash interest semi-annually at a rate of 5.5% per annum.
•On May 10, 2019, the Company filed a short form base shelf prospectus (“Shelf”) with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC in order to conduct “at-the-market” (“ATM”) offerings in the United States. The ATM offering was put in place to support the strength of the Company’s balance sheet and provide continued access to equity capital as the Company continued to align with the realities of the Canadian and international cannabis markets.
International expansion
During fiscal 2019, the Company sought to expand its entry and access to international markets. Some highlights include:
•On October 25, 2018, the Company announced that the Polish Ministry of Health had granted Aurora Germany approval for its first shipment of medical cannabis to Poland, to be sent to a pain treatment center and a hospital in Warsaw.
•On February 11, 2019, the Company announced it completed its first commercial export of cannabis oil to the United Kingdom (UK), making it one of the first Canadian companies to commercially supply cannabis-based medicines into the UK under the new legal framework that came into effect on November 1, 2018.

•On March 11, 2019, the Company announced that it had commenced the sale of cannabis oils to German pharmacies following receipt of all necessary approvals from the Canadian and German regulatory authorities.
Developments during the Financial Year ended June 30, 2020
During fiscal 2020, the Company focused on building the infrastructure and capabilities necessary for a successful and diversified business to better align with the realities of the current cannabis industry. The Company sought to increase its market share in Canada and key international markets, including through its entry into the U.S CBD market. Some key highlights for 2020 include:
Canadian and international expansion and market share
•On July 15, 2019, the Company announced it had received Health Canada licenses for outdoor cultivation. The Company’s outdoor site in British Columbia is used for cultivation research to develop new technology, genetics and intellectual property in order to drive sustainable, high-quality outdoor production.
•On July 18, 2019, the Company announced it had been selected as the only winner of the Italian government's public tender to supply medical cannabis in Italy, awarding Aurora three lots to supply the Italian market, which is one of the most strictly regulated medical cannabis markets in the world. The supply contract, which was finalized on September 18, 2019, outlined the terms pursuant to which Aurora would supply a minimum of 400kg of medical cannabis over the two-year contract from its Canadian EU GMP certified facilities, imported to Italy through Aurora Germany and then sold to Agenzia Industrie Difesa (an agency of the Italian Ministry of Defense) for distribution to local pharmacies, who dispense directly to patients.
•On February 3, 2020, the Company announced that Aurora River had received EU GMP certification as well as all necessary approvals from local regulators in Germany for sales of its medical cannabis products, following a temporary sales suspension on certain products in December 2019.
•On May 20, 2020, the Company announced it had entered into an agreement to strategically enter the United States through the acquisition of Reliva. The acquisition closed on May 28, 2020 for total consideration of US$38.6 million comprised of 2,480,810 Common Shares at a price of US$15.34 and $0.5 million fair value of contingent consideration. The transaction also included a potential earn-out of up to a maximum of US$45 million payable in Common Shares, cash or a combination thereof, over the next two years contingent upon Reliva achieving certain financial targets. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and a BAR was not required to be filed. This acquisition marked the Company’s entry into the U.S. hemp-derived CBD market. Reliva is a leader in delivering high quality hemp-derived CBD products to consumers. Built on a philosophy of compliance, testing, product innovation and approachable price points Reliva has grown to become the #1 Nielsen and #2 IRI ranked retail CBD brand in the U.S. Reliva's products contain CBD derived from industrial hemp in compliance with the U.S. Agriculture Improvement Act of 2018 (2018 Farm Bill), and its products are not subject to the U.S. Controlled Substances Act.
Corporate re-set, cost rationalization and alignment with current market and industry realities
As the legal cannabis industry continued to evolve in fiscal 2020, the Company sought to better align to current conditions to ensure its future success. Several initiatives were undertaken from both a financial and corporate perspective to put the Company in a better position as it drove towards maturing within the industry, highlights of which are as follows:
•On August 15, 2019, the Company announced that it had secured commitments from an expanded syndicate of lenders to amend and upsize its existing Credit Facility to $360 million (the “Amended and Restated Credit Facility”). The Amended and Restated Credit Facility consisted of an additional $160 million allocated between both term loans and a revolving credit facility, both of which were set to mature in August 2021. In connection with the amendment, the Company also obtained the right to increase the loan amount by an additional $39.1 million under the same terms of the existing agreement. Closing of the Amended and Restated Credit Facility was announced on September 9, 2019. On March 25, 2020, the Company executed an amendment to the Amended and Restated Credit Facility with Bank of Montreal, which eliminated the $96.5 million non-revolving facility as the funds were initially earmarked for the construction of the Company’s former Aurora Sun facility, utilized the $45.0 million restricted cash to repay and permanently reduce the outstanding term loan balance under Facility C, and amended our financial covenant ratios. See discussion under “Developments during the Financial Year Ended June 30, 2021” for further details.

•On November 14, 2019, the Company announced it had provided notice to all holders (the “Debenture Holders”) of the two-year unsecured convertible debentures issued in March 2018 (the “March Debentures”) of an opportunity to voluntarily convert at an amended early conversion ratio, equal to $1,000 principal amount of March Debentures divided by a 6% discount to 5-day VWAP of the Common Shares (the “Amended Early Conversion Ratio”). All Debenture Holders would be able to convert their March Debentures at the Amended Early Conversion Ratio during the period commencing on November 18, 2019 and ending on November 20, 2019. On November 25, 2019, the Company announced it received notice from Debenture Holders representing approximately $227 million principal (or approximately 99%) to voluntarily convert into Common Shares at a price of $39.4044 resulting in the issuance of an aggregate of 5,761,260 Common Shares, in accordance with the Amended Early Conversion Ratio.
•On December 20, 2019, Cam Battley stepped down as Chief Corporate Officer of the Company.
•On February 6, 2020, the Company announced the retirement of Terry Booth, the Company’s founder and Chief Executive Officer. As part of his succession plan, Terry became a Senior Strategic Advisor, a position he held until May 27, 2020, and he remained on the Board, with Michael Singer replacing him as Interim Chief Executive Officer. The Company also appointed Michael Detlefsen and Lance Friedmann as new independent directors. Concurrent with these updates, the Company announced a business transformation plan intended to rationalize the cost structure and balance sheet going forward, which included the elimination of close to 500 full-time equivalent staff across the company, including approximately 25% of corporate positions. Additionally, management announced the restructuring of spending plans on information technology projects, sales and marketing initiatives, travel and entertainment, professional services, and other non-revenue generating third-party costs which do not provide an immediate impact on revenue.
•On April 13, 2020, the Company announced its intention to consolidate its Common Shares on a 12 to 1 basis to restore compliance with the NYSE’s continued listing standards. The consolidation became effective on May 11, 2020 on both the TSX and NYSE.
•On June 3, 2020, the Company and Alcanna Inc. (“Alcanna”) jointly announced that they had entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 9,200,000 common shares of Alcanna (“Alcanna Shares”) held by Aurora (the “Offered Shares”) at a price of $3.00 per Offered Share and offer them to the public by way of short form prospectus for total gross proceeds to Aurora of approximately $27.6 million. The sale closed on June 24, 2020 and as a result, the Company no longer holds any Alcanna Shares or warrants to purchase Alcanna Shares. The Company initially made a strategic investment in Alcanna in February 2018.
•On June 23, 2020, the Company announced a material reduction in both corporate and production level employees and third-party consulting and professional spending across the organization. The corporate headcount rationalization was undertaken at all levels of the Company, including a restructuring of the executive leadership team. The Company also initiated a plan to close operations at five facilities over the subsequent two quarters in order to focus production and manufacturing at the Company’s larger scale and highly efficient sites.
•On June 26, 2020, co-founder Terry Booth retired from his position as a Director of the Company and, subsequently on June 30, 2020, co-founder Steve Dobler retired from his roles as President and Director of the Company.
Developments during the Financial Year ended June 30, 2021
During fiscal 2021, the Company continued to work towards maturing into a profitable business by executing on its corporate re-set goals and a tactical plan intended to grow Aurora’s leading market share in key profitable Canadian consumer categories, protect and enhance Aurora’s leading market share in Canadian medical, and grow our international medical business.
Continuation of corporate re-set and cost rationalization
As the legal cannabis industry continued to evolve in fiscal 2021, the Company continued to better align itself to current conditions to ensure its future success. Several additional initiatives were undertaken from both a financial and corporate perspective to put the Company in a better position as it continued to drive towards maturing within the industry, highlights of which are as follows:
•On September 8, 2020, the Company announced it had reached an agreement with its syndicate of banks regarding amendments to its Amended and Restated Credit Facility and subsequently, on December 16, 2020, that it had reached an agreement regarding a second Amended and Restated Credit Facility (the “Second Amended Credit Facility”). Both amendments were implemented to provide additional flexibility during the Company’s business transformation plan. The Second Amended Credit Facility transitioned the facility to a minimum liquidity covenant rather than a minimum EBITDA covenant and extended the maturity to December 31, 2022. On June 1, 2021, the Company repaid the Second Amended Credit Facility in full, without penalty and at the Company’s discretion, in the amount of approximately $89 million including accrued interest. The repayment results in interest and scheduled principal repayment reductions of approximately $25 million over the next year based on the outstanding balance at the time of repayment.
•On October 28, 2020, the Company filed a short form base shelf prospectus (the “2020 Shelf Prospectus”) with securities regulators in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F‐10 with the SEC. The final 2020 Shelf Prospectus allowed the Company to make offerings of up to US$500 million of Common Shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the base shelf prospectus remains effective. The 2020 Shelf Prospectus was filed in order to provide the Company with continued financial flexibility to execute against previously stated business objectives.
•The Company subsequently filed a prospectus supplement to the 2020 Shelf Prospectus relating to an overnight marketed public offering (the “Offering”) of units of the Company (the “Units”) at a price of US$7.50 per Unit. The Offering closed on November 16, 2020 for total gross proceeds of US$172.5 million. Each Unit is comprised of one Common Share and one half of one Common Share purchase warrant (each full Common Share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) for a period of 40 months following the closing date of the Offering at an exercise price of US$9.00 per Warrant Share, subject to adjustment in certain events. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 15% of the Units offered in the proposed Offering on the same terms and conditions. The Company sold 23,000,000 Units at a price of US$7.50 per Unit, including 3,000,000 Units sold pursuant to the exercise in full of the underwriters’ overallotment option. Net proceeds are intended to fund growth opportunities, and for working capital and other general corporate purposes.
•On January 21, 2021, the Company entered into an agreement with a syndicate of underwriters led by BMO Capital Markets (“BMO”) and ATB Capital Markets (“ATB”), under which the underwriters agreed to buy on bought deal basis 12,000,000 Units of the Company, at a price of US$10.45 per Unit for gross proceeds of approximately US$125 million (the “2021 Offering”). Each Unit was comprised of one Common Share and one half of one Warrant. Each Warrant is exercisable to acquire one Common Share for a period of 36 months following the closing date at an exercise price of US$12.60, subject to adjustment in certain events. The Company granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing, to purchase up to an additional 10% of the 2021 Offering to cover over-allotments, if any. The Company subsequently filed a prospectus supplement to the 2020 Shelf Prospectus, and the 2021 Offering closed on January 26, 2021 for total gross proceeds of US$137.9 million. The Company sold 13,200,000 Units at a price of US$10.45 per Unit, including 1,200,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option.
•On March 30, 2021, the Company filed a new short form base shelf prospectus (the “March 2021 Shelf”) to qualify Common Shares, preferred shares, Warrants, subscription receipts and debt securities up to US$1 billion during the 25-month period that it remains effective. The March 2021 Shelf was filed to provide maximum flexibility to pursue strategic initiatives, which may include acquisitions or partnerships pursuant to the Company’s previously stated global growth strategy. On May 20, 2021, the Company filed a supplement to the March 2021 Shelf establishing a new ATM program that allows the Company to issue and sell up to US$300 million of Common Shares from treasury to the public, from time to time, at the Company’s discretion. Any Common Share sales under the ATM program will be made through “at-the-market distributions” as defined in National Instrument 44-102 and sold through Nasdaq or other marketplace(s) in the United States at the prevailing market price at the time of sale. Sales may also be made in privately negotiated transactions. No sales will be made through a stock exchange or stock market in Canada. Distributions of the Common Shares through the ATM program will be made pursuant to the terms of a sales agreement among the Company and a syndicate of agents led by Citigroup Global Markets Inc. and Cowen and Company, LLC and including BMO, ATB, and Canaccord Genuity LLC (the “ATM Sales Agreement”).
•On May 13, 2021, the Company announced updates to its cost structure transformation, including the identification of further cost savings of $60 million to $80 million annually that are expected to be achieved within eighteen months of the announcement date.
•Effective after market close on May 24, 2021, the Company transferred its U.S. stock exchange listing from the NYSE to Nasdaq. Transferring the listing to Nasdaq is part of the Company’s previously announced cost efficiency initiatives and aligns the Company with other cannabis peers on an exchange known for innovative and growth-oriented companies.
Corporate updates, executive leadership changes and Board transitions
As the Company continued to mature within the industry, a number of changes were made to the senior management team, and enhancements made to strengthen the Board’s governance, including the following:
•On July 6, 2020, the Company appointed Miguel Martin, President of Aurora USA and head of Reliva, as Chief Commercial Officer of the Company, replacing Darren Karasiuk. Miguel was subsequently appointed Chief Executive Officer on September 8, 2020, replacing Michael Singer who held that position on an interim basis from February 6, 2020. Miguel has deep, diverse experience in consumer-packaged goods, highly regulated industries and the U.S. cannabinoid industry and is well-positioned to continue to execute Aurora’s business transformation, with a focus on commercial strategy.
•On September 22, 2020, Jason Dyck resigned from the Board in order to pursue other opportunities.
•On December 18, 2020 Jonathan Page retired from his position as Chief Science Officer and transitioned to a senior science advisor to the Company.
•Effective March 31, 2021, Allan Cleiren retired from his position as Chief Operating Officer of the Company and, subsequently on April 30, 2021, Debra Wilson retired from her position as Executive Vice-President, Human Resources.
•On May 13, 2021, Ron Funk was appointed Chairman of the Company, replacing Michael Singer who maintains a seat on the Board. This transition reflects the strength of current management and the Board’s planned governance enhancements to include an independent Chairman. Ron has 30+ years in senior executive roles managing profitable regulated CPG brands. He brings unique skills and experiences that will assist the Company in the pursuit of global growth and has proven himself to be an effective leader as the Company has grown and evolved during his tenure on the Board. The Company also announced the appointment of Alex Miller to the role of Executive Vice President, Supply Chain and Lori Schick to the role of Executive Vice President, Human Resources. Alex brings 25+ years of experience in food, CPG and pharmaceutical industry experience in operations and supply chain leadership positions, most recently as Vice President, Operations at MAV Beauty Brands Inc. Lori brings 20+ years of global human resources leadership experience leading organizational transformation and building high performance teams. Most recently, Lori was Senior Vice President and Head of People at Holt, Renfrew & Co.
Science and innovation initiatives
During fiscal 2021, the Company continued its science and innovation strategy and worked to harness cannabinoid technologies to commercialize products across a variety of consumer sectors. Key achievements include:
•On May 27, 2021, the Company announced the launch of a dedicated science and innovation business group, with the aim of commercializing patented and patent pending technology that the Company believes will be key in the development of cannabinoid biosynthesis and plant genetics. Aurora's connection to the biosynthetic production of cannabinoids originated with early work carried out by the Company's former Chief Science Officer on the discovery of key genes within the cannabinoid biosynthesis pathway. Through licensing agreements, Aurora and sub-licensee 22nd Century Group together share the global IP rights to commercialize key aspects of cannabinoid biosynthesis in plants and microorganisms. The two companies are working closely to enforce their IP against infringing parties, as well as to actively explore commercial development opportunities.
•On June 9, 2021, the Company announced the launch of three new proprietary cultivars under the Company's premium adult-use cannabis brand San Rafael '71: Stonefruit Sunset, Lemon Rocket and Driftwood Diesel. Guided by consumer insights to identify highly desirable traits, the new cultivars were developed at Aurora Coast, the Company's state-of-the-art research facility dedicated to cannabis breeding, and home to one of the largest and most comprehensive genetic libraries in the world. The new hybrid and indica cultivars are also the first adult-use flower products Aurora has commercialized from Aurora Coast.

Operations and international reach
During fiscal 2021, the Company worked to right-size its operations and maintain its leading international cannabis platform by entering into various strategic supply agreements. Key highlights include:
•On November 25, 2020, the Company announced it had entered into a strategic supply agreement with Cantek Holdings (“Cantek”), one of Israel’s leaders in the medical cannabis field. Under the terms of the supply agreement, Aurora will supply Cantek with dried bulk flower over a two-year period, with the option to extend. The Company intends to provide Cantek with a minimum of 4,000 kilograms of bulk dried flower annually, which will be processed into finished product, and co-branded under the Aurora and Cantek brand names for the Israeli market with the potential for additional international market sales. Having secured all necessary export and import permits, the initial shipment of cannabis under the Agreement occurred during the week of November 16, 2020.
•On December 16, 2020, the Company announced it had shuttered operations at its Aurora Sun facility and had reduced production at its Aurora Sky facility by 75% to test new processes and methodologies proven successful at other cultivation sites in Aurora’s leading network, combined with increased focus on innovation led by deep plant science and genetics expertise.
•On January 14, 2021, the Company announced it had entered into an agreement with Great North Distributors Inc. (“Great North”), Canada's first national sales broker for legalized adult-use cannabis. Under the agreement, Great North will be the exclusive representative for Aurora's leading portfolio of brands across the Canadian cannabis retail environment. Great North has reach across every province in Canada, including established relationships and expertise in working with provincially owned and operated retailers and private retailers in Canada's cannabis industry. Great North applies industry-leading data analytics capabilities to the sector, providing suppliers with a powerful data-driven approach to cannabis sales.
•On January 27, 2021, the Company announced it had entered into a strategic agreement with MedReleaf Australia (“MedAus”). The companies signed a five-year supply agreement, which provides for MedAus to act as the exclusive supplier in Australia for Aurora’s MedReleaf, CanniMed and Aurora brands. Products covered by the agreement will be EU GMP certified and include dried flower, oils and softgels, as well as future products employing new delivery mechanisms.
•On May 20, 2021, the Company announced that Aurora Germany and Grow Group PLC (“Grow”), a biopharmaceutical company focused on improving access to cannabis-based medicines in the United Kingdom, had extended their long-standing strategic relationship by signing a two-year market access services agreement for the UK. Aurora was one of the first companies to enter into a strategic relationship with Grow in August 2019 and since then, both companies have become leaders in the rapidly growing medical cannabis market in the UK.
Developments subsequent to the Financial Year ended June 30, 2021
Following fiscal 2021 and up to the date of this AIF, the Company has continued to execute against its strategic objectives and business transformation plan. Notably:
•On July 15, 2021, the Company announced the delivery of a cannabis shipment worth nearly $8 million, in one of the largest single shipments of cannabis that Israel has received, through its strategic supply agreement with Cantek. The sale is a significant step in advancing the Company’s international medical business, a key strategic priority for Aurora as a global cannabis company. With leadership in both Canada and Europe, Aurora is uniquely positioned to be a partner of choice in countries like Israel, where THC recreational markets are opening up in the near-term, and non-THC cannabinoids, such as CBD, are advancing toward legalization
•On July 26, 2021, the Company announced the appointment of Theresa Firestone to the Board. Theresa joined the Board following a distinguished career as a senior healthcare executive with leadership positions in Canada, Europe and Asia. An expert in strategic planning, operations and new business development, she has served in various sectors such as retail, healthcare, pharmaceuticals and government. Her experience includes over 15 years of international P&L management, 15 years in senior roles at Pfizer Inc., over ten years at the Ontario Ministry of Health and seven years in retail and health and wellness, including Shoppers Drug Mart where she oversaw the design and launch of the company’s Medical Cannabis business. In addition, Theresa has more than 20 years of public and private board experience including with Orion Biotechnology, Merus Labs International and several not-for-profit organizations.
•On August 25, 2021, the Company announced that Aurora Germany and Ethypharm SAS successfully delivered their initial shipment of cannabis to the French medical cannabis pilot program, set to begin serving patients in the coming weeks. Aurora and Ethypharm were selected by the National Agency for the Safety of Medicines and

Health Products (ANSM) to supply the entire medical cannabis dried flower range (three lots of the tender) to French patients during the pilot program. Aurora and Ethypharm signed an agreement to serve the French pilot program in October 2020, leveraging both parties' expertise. Under the terms of the exclusive agreement, Aurora supplies medical cannabis sourced from our Aurora Nordic Facility, as well as EU GMP manufacturing and logistics support. Ethypharm’s French subsidiary, Laboratoires Ethypharm, is responsible for pharmaceutical distribution in France.
•On September 21, 2021, the Company confirmed the centralization of much of its Canadian manufacturing processes to the Aurora River Facility and the resultant closure of the Polaris facility.
DESCRIPTION OF THE BUSINESS
General

Aurora’s principal strategic business lines are focused on the production, distribution, and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:
•Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are Canada and Germany. Aurora has established a leading market position in both countries;
•Global consumer cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets; and
•Global hemp-derived CBD market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, which specializes in the distribution and sale of hemp-derived CBD products in the U.S. market.

Business Transformation Plan Update

In February 2020, the Company announced a business transformation plan intended to align Aurora’s cultivation footprint, sales and marketing, operations and logistics, and back-office functions with the realities of operating in a rapidly evolving global cannabis category. The intention of the business transformation plan is to focus Aurora’s operations on achieving profitability in core Canadian medical, select international medical and Canadian consumer markets in the near term.

The first phase of the business transformation plan was announced in February 2020, and Aurora made significant progress on reducing SG&A expenses and capital expenditures.

The second phase of the business transformation plan was announced in June 2020 and was focused on aligning Aurora’s production and distribution network with current market quality and quantity demands in both the Canadian medical and adult-use markets. This decision included the announcement in December 2020 of the ramp-down of Aurora Sky to 25% of capacity. The business transformation included the appointment of Miguel Martin as CEO in September 2020 and a focus on repositioning Aurora’s Canadian consumer business to focus on core and premium margin segments in the key formats that comprise the vast majority of the consumer market economics: dry flower, pre-rolls, vapour and concentrates. During fiscal 2021, Aurora made considerable progress in transforming all of its cultivation and production to higher quality standards including higher potency and terpene levels, and consumer experience standards including flower size, moisture levels, and visual appearance, all of which are important to meet the higher quality standards now expected by both medical patients and adult-use consumers.

On September 21, 2021, Aurora announced the third phase of the business transformation plan which included the centralization of manufacturing activities at the Company’s River facility, and the closing of the Polaris manufacturing and distribution facility. Aurora’s achievement of further significant cost and expense reductions as part of phase three of the program are expected to clear a path to Adjusted EBITDA profitability.

Today, Aurora is a leading global cannabinoids company with a strong and diversified business model anchored by:

•The #1 medical cannabis platform in Canada by revenue;
•A leading international medical cannabis platform with sales into 13 countries with federally legal medical cannabis regimes;
•Industry leading gross margins driven by efficient production facilities and high margin medical businesses,
•A world leading science and innovation program, underpinned by what we believe is the world’s largest dedicated cannabis breeding and genetics facility located in Comox B.C.; and
•A vastly improved balance sheet and cash flow position, with over $400 million of cash at June 30, 2021, all term debt having been paid off, and no convertible debt due for almost 3 years.
Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability in our core Canadian and international operations in order to build sustainable, long-term shareholder value.
•Medical leadership: Our established leadership in the profitable Canadian and international medical markets positions us well for new regulated market openings such as Israel, as well as potential US federal legalization of medical cannabis. At the core of Aurora’s objective to achieve near term positive EBITDA is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations. Our Canadian medical platform is characterized by leading market share, high-barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of ~60% with substantially better pricing power relative to the Canadian adult-use segment.

Our leadership in international medical cannabis flower provides us with a high growth, highly profitable business that consistently delivers cash gross margins exceeding 60% (72% in Q4 2021). Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP and other key certificated cannabis production, are capabilities that allow us to win as new medical markets open. For example, Aurora is one of the very few successful exporters of medical cannabis to Israel with what we believe is the single largest legal international cannabis shipment ever of 2,000 kilograms to Israel in July 2021, with the next expected export scheduled for October 2021.
•Science leadership: Genetics, Breeding, Biosynthetics: Our scientific leadership and ongoing investment provides Aurora with a strong right to win in premium consumer categories driven by our industry leading genetics and breeding program. The breeding program, located at Aurora Coast, the state-of-the-art facility in Vancouver Island’s Comox Valley, is expected to drive revenues by injecting rotation and variety into our product pipeline, and has screened over 7,000 unique cultivars in 2021. In August and September 2021, Aurora launched the first three new proprietary cannabis cultivars that have been genetically engineered from the ground up by our genetic research program – Stonefruit Sunset, Driftwood Diesel, and Lemon Rocket, all of which have the distinctive terpene profiles and high THC potency (in the mid 20% range) that are highly desired by cannabis consumers.

The genetics and breeding program is also expected, over time to generate incremental, capital efficient revenue through license agreements for these genetic innovations to other licensed producers. The first indications of the importance of this business, and the capabilities of our genetics and breeding program, are the two cultivars provided to a Canadian craft grower, North 40, that recently launched small batches of Farmgas, and Sourdough, both of which have high levels of very distinctive terpenes, and very high THC potency, measuring in the high 20% range, with some batches exceeding 30%.

Finally, we also believe that our intellectual property includes the most efficient path for cannabinoid biosynthetic production, which puts us in a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.
•U.S. expansion: We believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable industry. The timeframe for this is unknown but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice and with a continuing right to win in lucrative components of the cannabis value chain.
OUR BRANDS AND CANNABIS PRODUCTS
Aurora’s principal market is patients and consumers who use cannabis in Canada and other international jurisdictions. The Company is authorized to cultivate and sell dried cannabis, cannabis oils, capsules, edible cannabis and cannabis extracts pursuant to the requirements of the Cannabis Act. The Company’s cannabis products can be ingested in a variety of ways, including smoking, vaporizing, and consumption in the form of oil, capsules, edibles and extracts.

Medical
Aurora is known around the globe for research-driven innovation at scale. In addition to a wide selection of dried flower, oils, and softgels, Aurora was one of the first Licensed Producers to the Canadian medical cannabis market with a wide range of Cannabis 2.0 products including edibles, vapes, and concentrates. As a longstanding supporter of Canadian veterans, Aurora drives veteran access to medical cannabis through strong prescriber/clinic relationships, robust veteran support programs, and ongoing advocacy work.

The CanniMed brand portfolio includes a number of dried milled strains, cannabis oils, capsules, and topicals kits for medical patients. CanniMed’s 1:20 Oil has been used in clinical trials studying symptom management in treatment-resistant childhood epilepsies.

The MedReleaf brand portfolio includes dried cannabis varieties, strain specific cannabis oils, capsules, and concentrates. In 2013, MedReleaf entered into a strategic alliance with Tikun Olam Ltd. whereby MedReleaf obtained an exclusive license to offer premium, research-backed varieties of cannabis and leverage access to extensive patient data that Tikun Olam Ltd. had gathered for over a decade.
Founded in 2013, Whistler was the first Canadian Licensed Producer to obtain organic certification and sell a full suite of organic-certified cannabis products. Whistler has commercialized more than 30 flower varieties and strain-specific oil products from an extensive genetics bank of over 150 strains.

Consumer

Super Premium	PREMIUM	CORE	VALUE

Flower & Pre-Roll	Flower, Pre-Roll, Vape, Live Resin, Soft Chew & Gel Cap	Vape, Soft Chew & Cookie	Flower, Pre-Roll, Vape, Chocolate, Oil & Gel Cap
Product Innovation
The Company continues to evolve its product lines to meet the needs of medical patients, existing consumers, and new consumers alike, with a number of new products planned for the market. New product launches will focus on key patient and consumer needs and emerging opportunities.
The Company has a variety of new, differentiated cannabis products at various stages of development. R&D and consumer research resources are being prioritized in key growth and margin accretive derivative segments of the cannabis market. The Company remains focused on delivering innovative products that are patient and consumer focused.

Strategic Pillars:
•expanding and accelerating a portfolio of differentiated vape products
•pre-roll expansion into premium brands
•consumer-focused cultivars expansion
•expanding the concentrate portfolio and entry into solventless products
•expanding and accelerating a portfolio of differentiated and innovative edible formats
•seasonal offerings
The Company will continue to leverage its portfolio of brands and prioritize initiatives that are accretive to the business and deliver a positive consumer experience.
Revenue
The following table sets out the cannabis net revenue for each category of products within the cannabis segment that accounted for 15% or more of the total consolidated revenue of the Company for the applicable financial year derived from sales to entities in which Aurora maintains an investment accounted for by the equity method and/or sales to customers.

Source	Year ended June 30, 2021 ($ thousands)	Year ended June 30, 2020 ($ thousands)
Net revenue from dried flower	160,995	189,543
Net revenue from extracts	84,257	71,038
Cannabis net revenue	245,252	260,581
Patient Counseling and Outreach Services
Aurora provides patient counseling and outreach services through our subsidiary CanvasRx. CanvasRx helps patients learn how to safely and effectively use medical cannabis, how to select a strain from the hundreds available in Canada and how to register with their choice of Licensed Producer. CanvasRx currently has 11 physical locations in Alberta and Ontario.
CanvasRx plays an important role in supporting the medical cannabis segment domestically and internationally through the ongoing education of physicians and patients interested in learning more about the medical benefits of cannabis and the procedures under applicable regulations to obtain cannabis. CanvasRx increases Aurora’s presence in the medical cannabis sector and provides Aurora with access to valuable aggregate data on patient use of medical cannabis, the ability to jointly develop new services for patients, and the insight necessary to tailor its product line to offer an industry-leading and demand-matching selection of products and strains tailored to the needs of patients.
Distribution Methods
The Company distributes cannabis products in accordance with the various regulatory frameworks in the respective provinces and territories governing the medical and consumer markets in Canada. We also distribute medical cannabis products internationally in accordance with applicable international laws and regulations. We have robust distribution networks spanning every province and territory in Canada in both the recreational and medical markets and are operating in other locations worldwide.
The Company’s registered patients can order products directly from Aurora through our online shop or by phoning our client care center. In May 2016, we became the first Licensed Producer to offer same-day delivery of medical cannabis when we launched this service in the Calgary, Edmonton metropolitan areas. We now offer this service in the Greater Toronto Area. Medical cannabis is, and will continue to be, delivered by secured courier or other methods permitted by the Cannabis Act.
The Company has a supply agreement in place with Shoppers Drug Mart, which currently sells Aurora, CanniMed and MedReleaf products through their e-commerce website. In addition, we have agreements in place with PharmaSave (in collaboration with CanvasRX) and PharmaChoice, authorizing them to provide patient support and to refer patients into the Aurora network until such time as they can distribute medical cannabis through their pharmacists across Canada.

Distribution of cannabis to the adult-use consumer market in Canada is done through provincial regulators. The Company has agreements with provincial regulators to supply cannabis for the Canadian adult-use consumer market. Under the terms of these agreements, Aurora supplies the provinces with a wide variety of premium product from its facilities. Supply quantities are determined based on demand on an ongoing basis.
Through a combination of strategic investments, domestic production, and supply agreements, the Company is positioned to access a growing number of key international markets. With the EU GMP certification of certain of our facilities, we are one of only a handful of companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, allowing us to sell into the most restrictive and promising markets in Europe. On September 11, 2020, Aurora Nordic received EU GMP certification which allows for the export of dried flower and oils, allowing distribution from the Aurora Nordic Facility to Germany, which allows us to transition the supply of product destined for the EU markets from Canadian facilities to Nordic.
RESEARCH AND DEVELOPMENT
In addition to the production and sale of cannabis and cannabis products, the Company is also focused on research and development activities (R&D), which are organized into the following main areas:

Plant science:	Breeding and genetics of new cultivars, tissue culture, cultivar commercialization and intellectual property, analysis of chemistry and quality for sales and marketing
Analytical science:	Quality control testing, development of new assays, support for new product formats, R&D analysis
Plant Science
Fiscal 2021 represented the first full year of breeding activities at our Aurora Coast facility. Several new cannabis cultivars were advanced to the “commercial ready” stage and five were put into production (three for Aurora and two for a third-party client). Our Aurora Coast facility, in Comox, British Columbia, continues to lead Aurora’s plant R&D efforts to deliver improved genetics for our production facilities, including better yields, disease resistance and improved chemical profiles. The products emerging from this R&D pipeline will serve Aurora as well as generate revenue through sale and licensing to third parties.
Aurora’s development of outdoor production continued in 2021, testing both pure auto-flowering plants (photoperiod insensitive) and auto/photo mixes (one parent auto flowering, one parent photo period sensitive). One of the auto/photo mixes, Goldberry Kush, achieved a potency level high enough to qualify for commercial sale through our medical channel. This spring we commenced another trial year with more auto/photo mixes and pure auto flowers. This year will focus on both genetic improvement and better agronomic practices to produce low-cost flower outdoors.
Our plant science team continues to work to protect intellectual property for its key cultivars using “plant breeders’ rights”.
On May 27, 2021, we announced the launch of a dedicated Science & Innovation business group, with the aim of commercializing patented and patent pending technology that the Company believes will be key in the development of cannabinoid biosynthesis and plant genetics. Currently, the Company is exploring ways to optimize the cannabinoid biosynthesis pathway within the plant itself using its IP. Together with our sub-licensee, 22nd Century Group, we intend to leverage the intellectual property that includes the most efficient path for cannabinoid biosynthetic production, which puts us in a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.
Analytical Science
Our wholly owned subsidiary, Anandia, continues to provide standardized quality control testing to the Aurora quality assurance and production teams and has supported product development, R&D and commercial programs through routine and custom testing solutions.

PRODUCTION FACILITIES AND LICENSES
Our cannabis products are currently primarily cultivated and manufactured in the following licensed production facilities.

FACILITY	LOCATION	SIZE (ft2)	ESTIMATED ANNUAL PRODUCTION	FULL OPERATION	LICENSE/CERTIFICATION
					Cultivation	Sale	EU GMP	CUMCS
Aurora River	Bradford, ON	210,000	28,000 kg/year	●	●	●	●	In process
Aurora Ridge	Markham, ON	55,000	7,000 kg/year	●	●	●	●	In process
Aurora Nordic	Odense, Denmark	100,000	10,000 kg/year	●	●	●	●	In process
Whistler Pemberton	Pemberton, BC	62,000	4,500 kg/year	●	●	●		In process
Aurora Sky	Edmonton, AB	800,000	>25,000 kg/year	●	●	●		●
Estimated annual production capacity is based on the Company’s experience in growing cannabis as well as data available concerning the wide variety of strains under growing conditions maintained at its facilities. The material assumptions on which actual or expected annual kilograms harvested are determined include, but is not limited to:
•the number of cultivation rooms in the facility;
•the planned (or actual) number of plants each cultivation room is built to contain;
•the average per gram yield per plant based on Aurora’s historical averages for the strain and growing conditions;
•the number of harvests (turns) planned (or realized) per year; and
•licensing from the relevant governmental authority to operate at the stated capacity.

About our Production Facilities
Aurora River	Through the acquisition of MedReleaf, we acquired a 210,000 square foot indoor cultivation facility in Bradford, Ontario. Aurora River is built to EU GMP specifications and includes areas for propagation, trimming, drying, commercial-scale oil extraction, pharmaceutical-grade manufacturing, shipping, storage, water treatment, laboratories, plant-based and analytical research and development facilities, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, and administrative offices. Aurora River received its oils production license in September 2018. The Company expects a production capacity of up to 28,000 kg of cannabis per year.
Aurora Ridge	Through the acquisition of MedReleaf, we acquired a 55,000 square foot facility in Markham, Ontario. Aurora Ridge is a modern, fully operational facility that has approximately 23,500 square feet of dedicated cultivation space organized into 10 cultivation rooms, and approximately 31,500 square feet of support and auxiliary services space, including areas for propagation, trimming, drying, extraction, shipping, storage, water treatment, laboratories, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, management offices, and a patient care center. Aurora Ridge received its EU GMP certification in August 2018. The Company expects a production capacity of 7,000 kg of cannabis per year from this facility.
Aurora Nordic	In order to accelerate time to market, Aurora Nordic retrofitted the Aurora Nordic Facility, an existing 100,000 square feet greenhouse. On September 11, 2020, Aurora Nordic received EU GMP certification which allows for the export of dried flower and oils to the rest of Europe. The Company expects a production capacity of up to 10,000 kg of cannabis per year from this facility.
Whistler Pemberton	Through the acquisition of Whistler, we acquired the Whistler Pemberton Facility, an existing purpose-built, state-of-the-art facility that has been constructed in compliance with EU GMP standards. The facility is now fully licensed and in full production, with a production capacity of 4,500 kg of cannabis per year.
Aurora Sky	Aurora Sky is located at the Edmonton International Airport. Construction was substantially completed in January 2019 and the facility was fully licensed by Health Canada for the production and sale of cannabis and cannabis derivative products as of February 25, 2019. Aurora Sky can produce more than 100,000 kilograms of cannabis per year, however, in December 2020, we announced the ramp-down of cultivation to 25% of nameplate capacity to better balance current production to demand.

Research and Analytical Testing Facilities
In addition to our production facilities, we have the following facilities which are used for research activities and analytical testing:

FACILITY	LOCATION	SIZE	STATUS	LICENSE (Research)
Aurora Coast	Comox, BC	22,500 ft2	Operating research facility	●
Anandia UBC	Vancouver, BC	3,000 ft2	Operating research facility	●
Anandia GNW	Vancouver, BC	12,700 ft2	Licensed analytical testing and research facility	● (Analytical testing and research)
Anandia Toronto	Toronto, ON	2,700 ft2	Licensed analytical testing facility	● (Analytical testing)
Storage and Security
The Cannabis Act prescribes physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with cannabis. All facilities currently in production operate in accordance with the Cannabis Act requirements, including in relation to the security requirements. Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. As of the date hereof, there are no material outstanding inspection issues with Health Canada.
Specialized Skill and Knowledge
All aspects of the Company’s business require specialized skills and knowledge. The Company’s management is comprised of individuals with extensive experience and expertise in areas including, but not limited to, the cultivation and growing of cannabis, consumer packaged goods, product development, strategy, science, innovation, and analytical testing, international regulated products, and legal and regulatory compliance.
The Company is dedicated to ensuring regulatory compliance in all aspects of the business with the end goal of consumer and patient satisfaction. There is a high level of quality assurance and testing protocols in place within the Company, including a system that provides additional certainty regarding the purity and safety of the cannabis it produces and sells. Therefore, the Company must employ skilled personnel within these areas. Experience in cannabis or other regulated industries assists the Company in remaining in compliance with applicable laws and regulations.
Specialized skills and knowledge are important to the Company’s success as it continues to evolve with the industry and grow its brands, and we continue to build on the skills and knowledge required within our organization to meet our goals.
Intangible Properties
To protect our intellectual property (“IP”), we define the competitive value of our intangible assets and seek to secure enforceable protection (including patents, trademark registrations, and plant variety protection registrations). Currently, we own trademark applications and registrations for our brands and product names in Canada and internationally, and also have international rights to over 100 patents and patent applications in technical areas including:
•extraction & production systems and methods;
•genetics and biosynthesis;
•horticultural methods and apparatus;
•medical and recreational products; and
•plant variety protection
We monitor and respond to emerging infringement and competition threats, relying on our protected IP assets. To safeguard the confidentiality of our inventions, trade secrets, technical know-how, and proprietary information, we maintain physical and electronic security over our risk sensitive intangible assets. Confidentiality is essential to our relationships with business partners, collaborators, employees, and consultants. We are mindful of the different types of IP and understand how our IP assets can be used to protect and leverage product development efforts to achieve key business goals.

INDUSTRY OVERVIEW
Regulatory Framework of Cannabis in Canada
Cannabis in Canada is subject to a complex regulatory framework arising from federal, provincial, and territorial legislation. The federal Cannabis Act and Cannabis Regulations provide the framework for legal access to medical and non-medical cannabis, and control and regulate its production, distribution, sale, import and export. The provinces and territories have enacted legislation to control and regulate how non-medical cannabis is distributed and sold within their respective jurisdictions.
Canada’s regulatory framework for cannabis is constantly evolving and Health Canada, provincial and territorial regulators frequently release and update guidance to assist the industry in interpreting and applying the laws to their operations.
Licensing
The Cannabis Regulations establish six classes and various sub-classes of licenses that authorize specific activities, namely: (1) cultivation (standard cultivation, micro-cultivation, nursery); (2) processing (standard processing, micro-processing); (3) sales (sale for medical purposes); (4) analytical testing; (5) research; and (6) and cannabis drug license. Licensing requirements and authorized activities vary by class and sub-class, and authorized activities can also be narrowed by conditions described in individual licenses when they are issued.
Health Canada is responsible for reviewing and approving all federal licensing applications. While Health Canada does provide service standards for new applications, renewals, and amendments, they are not guaranteed and may not always be met. The volume of applications in queue or under review by Health Canada, the complexity of an application or amendment, and the quality of the submission, among other factors, can impact the duration of the review process, creating uncertainty in timelines.
After a License is issued, it is the holder’s responsibility to comply with all applicable requirements in the Cannabis Act and Cannabis Regulations, including periodic inspections by Health Canada to ensure continued compliance.
Security Clearances
Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders, and individuals identified by the Minister of Health, must hold a valid security clearance issued by the Minister of Health (the “Minister”). The Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister.
Cannabis Tracking System
The Cannabis Tracking and Licensing System (“CTLS”) was established by Health Canada to, among other things, track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the illicit market. Under the CTLS, holders of a cultivation, processing and/or sale for medical purposes license are required to submit monthly reports to Health Canada setting out inventory levels of finished and unfinished cannabis for each cannabis class.
Cannabis Products
The Cannabis Act differentiates between cannabis depending on its form (referred to as “classes” of cannabis in the Cannabis Act) and only permits the sale of specified classes of cannabis. Upon enactment of the Cannabis Act on October 17, 2018, these classes included dried cannabis, fresh cannabis, cannabis plants, cannabis seeds, and cannabis oil. On October 17, 2019, edible cannabis, cannabis extracts and cannabis topicals were added to the authorized classes of cannabis. Cannabis oil was subsumed into cannabis extracts and ceased to exist as a standalone class as of October 17, 2020.
Health Products and Cosmetics Containing Cannabis
Health Canada has taken a scientific, evidence-based approach to the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Per Health Canada’s Cosmetic Ingredient Hotlist, the use of cannabis species (hemp) derivatives (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to the provisions of the Cosmetic Ingredient Hotlist and the Industrial Hemp Regulations.
Packaging and Labelling
The Cannabis Regulations set out a comprehensive approach to the packaging and labelling of cannabis products. This approach helps to promote informed consumer choice and encourage the safe handling and storage of cannabis. All cannabis products must be packaged in plain packaging that is child-resistant and tamper-evident and displays a variety of information such as the standardized cannabis symbol, THC and CBD potency, and prescribed health warning messages.
Promotion
The Cannabis Act and Cannabis Regulations outline several prohibitions that can potentially apply to anyone who may be involved in the promotion of cannabis, cannabis accessories and services related to cannabis, or related activities. These prohibitions are intended to protect public health and safety, including by protecting the health of young persons by restricting their access to cannabis, and young persons and others from inducements to use cannabis.
Cannabis for Medical Purposes
The Cannabis Regulations set out the regime for medical cannabis under the Cannabis Act. Patients who obtain the authorization of their healthcare practitioner have access to medical cannabis, either purchased directly from the holder of a sale for medical purposes license, or by registering to produce a limited amount of cannabis for their own medical purposes or designating someone to produce cannabis for them. Starting materials for personal production, such as plants or seeds, must be obtained from a license holder.
Provincial and Territorial Regulatory Regimes
Provinces and territories are authorized to license and oversee the distribution and sale of non-medical cannabis to adult consumers in their respective jurisdictions. As a result, regulations pertaining to the sale and distribution of non-medical cannabis vary from province to province and territory to territory.
The Cannabis Act prohibits individuals aged 18 years or older from possessing more than 30 grams of dried cannabis or its equivalent in public and from the personal cultivation of more than four plants at any one time. Provinces and territories have the flexibility to increase the minimum age of consumption, lower possession limits, and set added requirements on personal cultivation within their respective jurisdictions. Provinces and territories can also restrict where cannabis can be consumed in public.
The following chart outlines basic details regarding the current regulatory regime by province and territory. The possession limit of 30 grams remains unchanged in all provinces.

Province/Territory	Legal Age	Where it’s Legal to Purchase:
Alberta	18	Private licensed stores or government-operated online store
British Columbia	19	Government-operated stores or online, or private licensed stores
Manitoba	19	Private licensed stores or online
New Brunswick	19	Government-operated stores or online
Newfoundland and Labrador	19	Private licensed stores or government-operated online store
Northwest Territories	19	Government-operated stores or online
Nova Scotia	19	Government-operated stores or online
Nunavut	19	Government-operated online store
Ontario	19	Private licensed stores or government-operated online store
Prince Edward Island	19	Government-operated stores or online
Quebec	21	Government-operated stores or online
Saskatchewan	19	Private licensed stores or online
Yukon	19	Government-operated online store or private licensed stores
Industrial Hemp
The regulatory framework for industrial hemp is set out in the Industrial Hemp Regulations. Industrial hemp is defined under the Industrial Hemp Regulations as a cannabis plant – or any part of the plant – in which the concentration of THC is 0.3% (weight by weight) or less in the flowering heads and leaves.

Under this framework, a license from Health Canada is required in order to conduct various activities with industrial hemp. These activities include the cultivation, sale, import, export, cleaning, preparing, and processing of certain parts of the industrial hemp plant. Not every activity that involves industrial hemp falls within the scope of the Industrial Hemp Regulations and may instead fall under the Cannabis Regulations. For example, the extraction of phytocannabinoids from the flowering heads, leaves and branches of the plant requires a processing license under the Cannabis Regulations. Additionally, only seeds of approved industrial hemp varieties which have a THC level lower than 0.3% in their leaves and flowering heads, can be planted.
In addition to obtaining a license, industrial hemp license holders must comply with the Cannabis Act and Cannabis Regulations, and with other applicable federal, provincial and territorial legislation and municipal by-laws.
Status of Regulatory Framework in the United States
Aurora does not currently have any direct or indirect cannabis investments in the United States, where cannabis remains federally illegal.
The United States represents the largest cannabis and hemp-derived CBD market globally and, as such, we are committed to establishing a substantial operating footprint in the U.S. On May 28, 2020, we strategically entered the U.S. hemp-derived CBD market through the acquisition of Reliva. As part of any further U.S. market strategy, we must consider the Company’s stakeholders and how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engaging in activities which are permissible under both state and federal laws.
INTERNATIONAL OPPORTUNITIES
In addition to Canadian domestic operations, as market demand grows, we continue to pursue international opportunities, including opportunities to export our medical cannabis products to other countries and opportunities to create international alliances with local partners to apply for cultivation licenses in other countries.
Germany
The Company acquired Aurora Germany in May 2017. Aurora Germany holds all relevant licenses and permits and has been importing, exporting, and distributing cannabis for medical purposes into and within the European Union since December 2015. Aurora Germany distributes directly to more than 2,000 German pharmacies as well as indirectly through a network of wholesalers and pharmacies. While Aurora historically relied on imported medical cannabis products from Licensed Producers in Canada and the Netherlands, the Company has shifted the majority of production for the German market to its Aurora Nordic Facility in Denmark.
Other than Canada, Germany currently represents one of the largest single federally legal medical cannabis markets in the world and continues to rely on importing medical cannabis to satisfy its increasing demand. Of note, Germany is the first country in the world to cover the cost of medical cannabis for any therapeutic application approved by a physician through its national health insurance system. The market for medical cannabis in Germany has been growing continuously since legalization and we believe we are well positioned to participate in this market growth. Germany represents a market with higher average selling prices per gram of dried cannabis relative to Canadian medical and Canadian recreational average selling prices and exhibits strong gross margins relative to Aurora’s Canadian business. As such, ensuring availability of suitable cannabis for the German market is a priority and is underpinned by our Aurora Nordic Facility.
Denmark
Our Aurora Nordic Facility is able to produce up to 10,000 kg of cannabis per year. On September 11, 2020, Aurora Nordic received EU GMP certification, allowing for the distribution of dried flower and oils from that facility to Aurora Germany and other markets. It is now our main production facility to serve the European and other international markets in the future, allowing for greater efficiency, lower transportation costs and better ability to respond to local market patient preferences as compared to exporting from Aurora’s Canadian production facilities.
Poland
In October 2018, the Polish Ministry of Health granted the Company approval for its first shipment of medical cannabis to Poland, with the shipment made by Aurora Germany to a pain treatment center and a hospice in Warsaw. The Company continues to steadily increase product import to Poland, and we believe that the Polish medical market will continue to represent an attractive near-term growth opportunity for supply out of our Aurora Nordic Facility.

United Kingdom
In 2019, the Company made its first shipment of dried flower to the UK, following the rescheduling of cannabis on November 1, 2018. The Company has grown rapidly in a market that remains substantially private. We expect the market to continue to expand as barriers to access diminish and the prescriber base grows.
Israel
As described earlier, the Company successfully exported one of the largest shipments of cannabis ever received in Israel, valued at approximately $8 million, pursuant to its supply agreement with its exclusive distributor Cantek. In addition, and concurrently with the filing of this AIF, the Company announced a long-term supply agreement with Cantek, which is expected to provide a steady stream of high-margin revenue that could also evolve into a larger partnership over time. The Company is actively working with Cantek to ensure it maintains continued compliance with the stringent and evolving regulatory framework in Israel, so as to ensure the on-going provision of high quality, premium products to Israeli patients.
Employees
As of June 30, 2021, the Company (including its subsidiaries) had approximately 1,761 employees (2020 – 2,731 employees). As of September 27, 2021, the Company has approximately 1,643 employees.
RISK FACTORS
Our business, operations and outlook are subject to certain risks described below:
We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.
Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenues from the sale of cannabis in January 2016. Because we are considered an early-stage enterprise, and due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.
We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations.
Our business is reliant on the good standing of our licenses.
Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.
We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.
The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required.
As our business continues to grow, any expansion to or update of our current operating sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations.
We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities on an ongoing basis. The impact of regulatory compliance regimes and any delays in obtaining, maintaining or renewing, or failure to obtain, maintain or renew, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.
Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to such laws, regulations, and guidelines may cause material adverse effects on our business, financial condition and operations.
The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.
Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.
We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.
In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such United States based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors are expected to increase. Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.
Some companies may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.
The cannabis industry, particularly the recreational cannabis industry, in which we operate is, and is expected to continue to be, highly competitive. As such there is potential that we will face intense competition from existing companies and additional competition from new entrants. The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market. We also face competition from illegal cannabis dispensaries, who do not have a valid license, that are selling cannabis to individuals.
In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.
Our future success depends upon our ability to maintain competitive production costs through economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.
Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. The price of cannabis is affected by numerous factors beyond our control and any price decline may have a material adverse effect on our business, financial condition and operations.
We may not be able to realize our growth targets.
Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination of, such contracts may adversely impact our business, financial condition and operations.
Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.
Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
We are required to comply with the covenants in our convertible senior notes due February 28, 2024. These covenants may create a risk of default on our debt if we cannot satisfy or continue to satisfy these covenants. If we cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under any debt instrument it is party to, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If we default under a debt instrument and the default is not waived by the lender(s), the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, we cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by us on existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of its common shares.
We may not be able to successfully develop new products or find a market for their sale.
The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.
As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.
Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.
The cannabis business may be subject to unfavorable publicity or consumer perception.
We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects.
Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others.
Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perception of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations.
There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.
We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.
We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.
Our success will depend on attracting and retaining key personnel.
Our success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.
Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.
Certain of our directors and officers may have conflicts of interests due to other business relationships.
We may be subject to potential conflicts of interest as some of our directors and officers may be engaged in a range of other business activities. Our directors and officers are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. However, in some cases these outside business interests can require significant time and attention which may interfere with their ability to devote the necessary time to our business, and there is no assurance that such occurrences would not adversely affect our operations.
We may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, our directors are required to act honestly, in good faith and in the Company’s best interests.
Future execution efforts may not be successful.
There is no guarantee that our current execution strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that we will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises.
In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations.
We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency's denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.
Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations.
In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.
While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on our business, operations or profitability.
Our business may be affected by political and economic instability.
We may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.
We rely on international advisors and consultants in foreign jurisdictions.
The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.
Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations.
We may be subject to uninsured or uninsurable risks.
While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.
We may be subject to product liability claims.
As a manufacturer and distributor of products designed to be inhaled and ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.
Our cannabis products may be subject to recalls for a variety of reasons.
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by holders of licenses under the Cannabis Act generally, which could have a material adverse effect on our business, financial condition and operations.
We may become party to litigation, mediation, and/or arbitration from time to time.
We may become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the United States and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful.
The transportation of our products is subject to security risks and disruptions.
We depend on fast, cost-effective, and efficient courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.
Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.
Our business is subject to the risks inherent in agricultural operations.
Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis, and therefore, our business, financial condition and results of operations.
Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.
Our operations are subject to various environmental and employee health and safety regulations.
Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations.
Climate change may have an adverse effect on demand for our products or on our operations.
Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snow storms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation.
Government action to address climate change, greenhouse gas (GHG) emissions, water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, pay higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions.

In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations Although we make efforts to create positive impacts where possible and anticipate potential costs associated with climate change, failure to mitigate the risks of climate change and adequately respond to their changing expectations as well as those of governments on environmental matters, could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and adverse impact on our brand and reputation.
We may not be able to protect our intellectual property.
Our success depends in part on our ability to protect our ideas and technology. Even if we move to protect our technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the United States where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations.
We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.
In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.
Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations.
We may be subject to risks related to our information technology systems, including cyber-attacks.
We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.
Cyber-attacks could result in important remediation costs, increased cybersecurity costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations.

In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of our employees and consumers was compromised. It also confirmed that our patient database was not compromised, and our performance and financial information was not impacted. All impacted individuals have been notified, as have all required government privacy offices.
We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:
•remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security;
•measures in response to the evolving security landscape; and
•legal expenses, including costs related to litigation, regulatory actions or penalties.
We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
Over the past few years, we have completed a number of acquisitions, including our acquisitions of MedReleaf, CanniMed and Reliva. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.
The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.
As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of our subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.
The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:
•actual or anticipated fluctuations in our results of operations;

•recommendations by securities research analysts;
•changes in the economic performance or market valuations of companies in the same industry in which we operate;
•addition or departure of our executive officers and other key personnel;
•release or expiration of transfer restrictions on outstanding Common Shares;
•sales or perceived sales of additional Common Shares;
•operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;
•regulatory changes affecting the Company’s industry, business and operations;
•announcements of developments and other material events by us or our competitors;
•fluctuations in the costs of vital production inputs, materials and services;
•changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•operating and share price performance of other companies that investors deem comparable to us; and
•news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.
Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.
Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.
Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.
Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.
We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.
There is no assurance we will continue to meet the listing standards of the NASDAQ and the TSX.
We must meet continuing listing standards to maintain the listing of our Common Shares on the NASDAQ and the TSX. If we fail to comply with listing standards and the NASDAQ and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:
•a limited availability of market quotations for our Common Shares;
•reduced liquidity for our Common Shares;
•a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;
•a limited amount of news and analyst coverage of us; and
•a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.
As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.
Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.
Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended June 30, 2021. ICFR are designed to provide reasonable assurance that our financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting our objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities.
We are a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere.
We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.
We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.
Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
•the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;
•the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission (“SEC”) within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.
Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the United States. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the United States. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the United States may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the United States could harm our ability to conduct our business.
Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
Because cannabis remains illegal federally in the United States, U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the United States or other foreign jurisdictions.
Our business may be subject to disruptions as a result of the COVID‐19 pandemic.
We are closely monitoring the rapid evolution of COVID‐19 with a focus on the jurisdictions in which the Company and its subsidiaries operate. During this period of uncertainty, it is our priority to safeguard the health and safety of our personnel, support and enforce government actions to slow the spread of COVID‐19, and continually assess and mitigate the risks to our business operations. We have taken responsible measures to maximize the safety of staff working at all of its facilities. This includes reorganizing physical layouts, adjusting schedules to improve physical distancing, implementing extra health screening measures for employees and applying rigorous standards for personal protective equipment. We continue to maintain regular communications with legal and government representatives, suppliers, customers and business partners to identify and monitor any potential risks to our ongoing operations. As at the date of this AIF, the production and sale of cannabis has been recognized as an essential service across Canada. Consumer cannabis sales in Canada are primarily with government bodies, which continue to offer end customers online ordering and home delivery options. Consumer market retail stores are generally permitted to remain open in Canada subject to adhering to the required social distancing measures. All of our facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international governmental authorities to ensure that we are following the required protocols and guidelines related to COVID‐19 within each region. Although there have not been any significant impacts to our operations to date, we cannot provide assurance that there will not be disruptions to its operations in the future.
Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.
Reliva sells and distributes certain products containing hemp-derived CBD, and as such, there is a risk that the FDA or state or local Departments of Health will seek to stop Reliva from selling its products or seek to have the claims made for those products revised. On December 20, 2018, the Agricultural Improvement Act, H.R. 25 (“2018 Farm Bill”), which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture.
CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the Federal Food, Drug and Cosmetics Act (“FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although the FDA has generally refrained from taking enforcement action against those products.
CBD-containing products may also be subject to the jurisdiction of state and local health authorities. In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp, warning them that the marketing of their products violates the FDCA. Although the Company, through Reliva, works to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company or Reliva could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s or Reliva’s production or distribution of its products. Any such event could have a material adverse effect on our business, financial condition or operations.
The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states, provinces, territories and cities in Canada and the United States have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand.
Cannabis vaporizers in Canada are regulated under the Cannabis Act and Cannabis Regulations. Negative public sentiment may prompt regulators to decide to further limit or defer the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada has proposed new regulations that would place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial governments in Quebec, Alberta and Newfoundland and Labrador have imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.
This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include our products, which would materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Future research may lead to findings that vaporizers, electronic cigarettes and related products are not safe for their intended use. Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition.

Future research may lead to findings that vaporizers, electronic cigarettes and related products are not safe for their intended use.
Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition.
We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
Given the early stage of the cannabis industry, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition and results of operations.
DIVIDENDS AND DISTRIBUTIONS
Aurora has not declared nor paid any cash dividends on any of its issued shares since its inception. Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s constating documents.
DESCRIPTION OF CAPITAL STRUCTURE
The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class A shares with a par value of $1.00 each; and an unlimited number of Class B shares with a par value of $5.00 each.
Common Shares
Each Common Share carries the right to attend and vote at all general meetings of shareholders.  Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Class A Shares
Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.
Class B Shares
Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

As of August 31, 2021, being the most recently completed month prior to the date of this AIF, there were 198,120,055 Common Shares issued and outstanding and 269,040,916 on a fully diluted basis. No Class A Shares or Class B Shares are issued or outstanding. As of August 31, 2021, the dilutive securities are summarized as follows:

Security Type	Common Shares Issuable (#)	Exercise price (average) ($)	Cash proceeds or debt reduction if exercised ($)
Warrants(1)	18,447,389	15.68	289,210,737
Stock Options	3,328,986	58.25	193,919,092
Convertible Debentures	47,737,650	US$7.23	US$345,000,000
Restricted Share Units (“RSUs”)(2)	964,068	n/a	—
Performance Share Units (“PSUs”)(2)	385,385	n/a	—
Deferred Share Units (“DSUs”)(2)	57,383	n/a	—
Notes:
(1)Details of warrants outstanding: (i) 514,486 common share purchase warrants exercisable at a price of $112.46 until August 9, 2023; (ii) 13,706 common share purchase warrants exercisable at a price of $116.09 until August 22, 2024; (iii) 76,789 common share purchase warrants exercisable at a price of $16.36 until May 29, 2025; (iv) 11,125,000 common share purchase warrants exercisable at a price of $11.16 until March 16, 2024; (v) 117,408 common share purchase warrants exercisable at a price of $11.11 until November 30, 2025; (vi) 6,600,000 common share purchase warrants exercisable at a price of $15.62 until January 26, 2024.
(2)RSUs, PSUs and DSUs do not have an exercise price and no cash proceeds are required upon release of the units.
MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares have been listed on the TSX under the trading symbol “ACB” since July 24, 2017. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	TSX Price Range
	High (CAD $)	Low (CAD $)	Total Volume
July 2020	17.31	13.65	24,880,382
August 2020	14.23	12.31	24,347,074
September 2020	12.16	6.20	55,191,623
October 2020	6.73	5.08	64,975,508
November 2020	15.25	5.82	249,385,247
December 2020	14.43	10.60	126,593,162
January 2020	16.94	10.64	125,167,037
February 2021	24.10	12.78	126,783,137
March 2021	15.28	10.80	76,026,787
April 2021	12.02	6.40	40,447,622
May 2021	11.64	7.99	36,851,800
June 2021	12.88	10.50	34,142,700

In the U.S., the Common Shares have been listed on Nasdaq since May 25, 2021, and previously to that were listed on the NYSE. The following table sets forth information relating to the trading of the Common Shares on Nasdaq and NYSE for the months indicated.

Month	NYSE and Nasdaq Price Range
	High (US $)	Low (US $)	Total Volume
July 2020	12.90	10.13	74,008,200
August 2020	10.88	9.08	54,545,300
September 2020	9.73	4.56	175,305,800
October 2020	5.71	3.71	276,632,20
November 2020	14.48	4.10	1,590,698,500
December 2020	12.19	8.16	594,198,600
January 2020	13.32	8.38	566,029,300
February 2021	18.98	10.10	607,342,500
March 2021	12.08	8.61	266,830,400
April 2021	9.57	7.51	149,387,000
May 2021 (1)	9.66	6.59	137,517,200
June 2021	10.64	8.46	120,647,300
Note:
(1)Represents trading on NYSE from May 1 to May 24, 2021, and on Nasdaq thereafter.

Prior Sales
During the year ended June 30, 2021, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
July 27, 2020	Stock Options	2,686	$14.00
September 10, 2020	Stock Options	131,211	$10.09
September 10, 2020	RSUs	523,313	N/A
September 10, 2020	DSUs	9,107	N/A
September 30, 2020	DSUs	1,967	N/A
October 9, 2020	RSUs	15,158	N/A
November 3, 2020	RSUs	3,800	N/A
November 12, 2020	PSUs	425,939	N/A
November 16, 2020	Warrants	11,500,000	U.S. $9.00
November 30, 2020	Warrants	233,908	$11.11
November 30, 2020	Options	20,226	$15.25
November 30, 2020	DSUs	5,160	N/A
December 8, 2020	PSUs	5,076	N/A
December 8, 2020	RSUs	6,689	N/A
December 8, 2020	Options	8,106	$13.35
December 9, 2020	PSUs	2,906	N/A
December 9, 2020	RSUs	4,297	N/A
December 9, 2020	Options	3,975	$13.59
December 14, 2020	RSUs	141,547	N/A
December 14, 2020	Options	243,963	$12.61
December 31, 2020	DSUs	1,159	N/A
January 19, 2021	PSUs	786	N/A
January 19, 2021	RSUs	1,833	N/A
January 26, 2021	Warrants	6,600,000	U.S.$12.60
January 26, 2021	PSUs	722	N/A
January 26, 2021	RSUs	1,684	N/A
January 27, 2021	PSUs	944	N/A
January 27, 2021	RSUs	2,202	N/A
February 11, 2021	Options	1,198	$23.96
February 11, 2021	PSUs	373	N/A
February 11, 2021	RSUs	373	N/A
February 16, 2021	RSUs	58,796	N/A
February 16, 2021	Options	87,704	$17.84
February 28, 2021	DSUs	5,850	N/A
February 28, 2021	Options	17,022	$13.46
March 11, 2021	DSUs	3,623	N/A
March 31, 2021	DSUs	5,780	N/A
May 18, 2021	Options	246,710	$8.50
May 18, 2021	PSUs	33,088	N/A
May 18, 2021	RSUs	148,897	N/A
May 31, 2021	DSUs	7,243	N/A
May 31, 2021	Options	23,709	$11.24
June 30, 2021	DSUs	6,220	N/A
ESCROWED SECURITIES
The Company had no escrowed securities outstanding as at June 30, 2021.

DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table sets forth information regarding our directors and executive officers. Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.

Name, Municipality of Residence and Position with the Company	Director or Officer Since	Principal Occupation(s) for the Last Five years(1)
Miguel Martin Virginia, USA Chief Executive Officer and Director	July 2020	Chief Executive Officer of Aurora; President of Aurora USA since May 28, 2020 and head of Reliva LLC since November 2018; former President/General Manager of Logic Technology Development LLC from August 2013 to January 2018
Ron Funk(2)(3)(4)(5) Ontario, Canada Chairman	July 2018	Chairman of the Board; owner of Funk Consulting (May 2009 to July 2020)
Michael Singer Quebec, Canada Director	May 2016	Director, consultant and entrepreneur (CPA, CGA); former Executive Chairman (July 2018 until May 2021) and Interim CEO (February 2020 until September 2020); previously independent Director (May 2016 until July 2018) and Chairman of the Board (May 2016 until July 2018)
Norma Beauchamp(3)(4) Ontario, Canada Independent Director	July 2018	Self-employed public company director; past President and CEO, Cystic Fibrosis Canada
Margaret Shan Atkins(2)(3) Florida, USA Independent Director	February 2019	Self-employed public company director (May 2003 to present); Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; Owner of Chetrum Capital LLC (2002 to February 2018).
Adam Szweras (3)(4) Ontario, Canada Independent Director	August 2015	Barrister & Solicitor; Partner at Fogler, Rubinoff LLP since February 2006 and Chairman of Foundation Markets Inc. since December 2005.
Michael Detlefsen(2)(5) Ontario, Canada Independent Director	February 2020	Managing Director of Pomegranate Capital Advisors (2016 to present) and President, Pork Complex at Maple Leaf Foods (September 2020 to present); former Managing Director at Muir Detlefsen & Associates (2007 to 2016)
Lance Friedmann(2)(5) Illinois, USA Independent Director	February 2020	Retired (2015 to present); independent public company director
Theresa Firestone Ontario, Canada Independent Director	July 2021	Retired (April 2021 to present); former Senior Vice President, Health and Wellness at Shoppers Drug Mart (January 2019 to April 2021) and Senior Vice-President, Healthcare Businesses (2014 to 2018)
Glen Ibbott British Columbia, Canada Chief Financial Officer	May 2017	Chief Financial Officer of Aurora; Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; CFO of QLT Inc. from January 2015 to April 2017
Jillian Swainson Alberta, Canada Chief Legal Officer and Corporate Secretary	February 2018	Chief Legal Officer and Corporate Secretary of Aurora; former Senior VP and General Counsel (January 2018 to February 2019); former Partner at Brownlee LLP
Andre Jerome Quebec, Canada EVP, Global Business Development	November 2019	Executive Vice-President, Global Business Development; former Chief Integrations Officer of Aurora from November 2019 to June 2020; former SVP Integrations from February 2018 to November 2019; CEO of H2 Biopharma Inc. from September 2014 to February 2018
Notes:
(1)The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective director.
(2)Member of the Audit Committee

(3)Member of the Human Resources and Compensation Committee
(4)Member of the Nominating and Corporate Governance Committee
(5)Member of the Science and Innovation Committee.
As of the date of the AIF, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 83,049 Common Shares, representing approximately 0.04% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as described below, no director or executive officer of the Company is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:
(a)was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or
(b)was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102. Mahdia was subject to the cease trade order prior to Adam joining the Board, and he resigned as a director on May 28, 2018.
Adam Szweras was appointed as a director of Harborside Inc. (“Harborside”) on May 30, 2019. On June 9, 2020, the Ontario Securities Commission (the “OSC”) granted Harborside a management cease trade order in respect of the delayed filing of its audited annual financial statements and corresponding management's discussion and analysis for the year ended Dec. 31, 2019 due to the continued impact of COVID-19. In addition, the OSC issued a temporary cease trade order in connection with Harborside's previously announced proposed refiling of certain historical financial statements for the fiscal years ended Dec. 31, 2017 and 2018, and the interim periods ended March 31, 2019, June 30, 2019, and Sept. 30, 2019, and any corresponding management's discussion and analyses due primarily to changes in the application of accounting treatments related to certain transactions by its reverse takeover acquirer, FLRish Inc. The annual filings and restated 2017 and 2018 financial statements were filed, and the cease trade was revoked effective August 31, 2020.
Other than as described below, n director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:
(a)is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
Margaret Shan Atkins was a director of LSC Communications (“LSC”) in April 2020 when it filed for Chapter 11 bankruptcy in the United States District Court for the Southern District of New York. Margaret Shan ceased in her capacity as a director of LSC in December 2020 when it was purchased by Atlas Holdings.

No director or executive officer of the Company has been subject to:
(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Conflicts of Interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the BCBCA dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and the best interest of the Company.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
During the financial year ended June 30, 2021, the Company has been a party to (or any of its property is subject to) the following legal proceedings outside of the ordinary course of the Company’s business:
•On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaint(s) alleges, inter alia, that the Company and certain of its officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file an amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed an amended complaint on September 7, 2021. The amended complaint makes new allegations pertaining to certain financial misrepresentation and improper revenue recognition by the Company, which allegations the Company is reviewing in preparing for its response to the amended complaint. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.
•The Company and its subsidiary, Aurora Cannabis Enterprises Inc., have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products, including Aurora Sativa Drops, lot number 1102019000120 were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims.
•A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18,000,000 in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.
•On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims.

•On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Lead plaintiff and lead counsel have been appointed and we are awaiting filing of their complaint. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims.
•The Company was party to an arbitration matter with a third party with respect to a break fee believed to be due by Aurora under an agreement. Binding arbitration in favor of the other company was awarded on September 13, 2020 in the amount of $3.0 million plus interest and costs, and the payment was made by the Company on October 13, 2020.
•On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8,858,481.44, representing approximately $358,481 for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. We filed a statement of defence on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims.
We are subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed elsewhere in this AIF and in the consolidated financial statements of the Company for the year ended June 30, 2021, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current year that has materially affected or is reasonably expected to materially affect the Company.
TRANSFER AGENT AND REGISTRARS
The Company’s Registrar and Transfer Agent is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.
MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the 12-month period ended June 30, 2021 which are material, or entered into before the 12-month period ended June 30, 2021, but are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations, are the following:

•The Credit Facility with Bank of Montreal, as amended;
•Offering letters for the “bought deal” offering which closed on January 26, 2021; and
•ATM Sales Agreement

INTEREST OF EXPERTS
Name of Experts
The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:
KPMG, the Company’s independent auditors, has prepared an independent audit report dated September 27, 2021 in respect of the Company’s audited consolidated financial statements for the years ended June 30, 2021 and 2020.
Interests of Experts
KPMG, auditors of the Company, have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
AUDIT COMMITTEE
The Company’s audit committee has various responsibilities as set forth in NI 52-110, concerning constitution of its Audit Committee and its relationship with its independent auditor and, among such responsibilities, being a requirement that the Audit Committee establish a written charter that sets out its responsibilities. A copy of the charter of the Audit Committee is available as Schedule “A” to this AIF.
Composition of the Audit Committee
As of the date of this AIF, the Company’s Audit Committee is composed of the following members:

Member	Independent (Y/N)	Financially Literate (Y/N)	Relevant Education and Experience
Margaret Shan Atkins *Chair	Y	Y	Margaret Shan is a chartered public accountant in Canada, a certified public accountant in the United States and holds an MBA from Harvard Business School and a Bachelor of Commerce (with honours) through Queens University. She is considered a “Financial Expert” as defined by the SEC and has acted as an independent director and as Chair of the Audit Committee for a number of public companies.
Ron Funk	Y	Y	Ron holds an MBA from Kellogg-Schulich and has been providing consulting services since 2009. He previously served on the Board of MedReleaf prior to its acquisition by the Company, where he served as a member of its audit committee.
Michael Detlefsen	Y	Y	Michael holds a Bachelor of Commerce (with honours) from Queen’s University and a Master’s in Public Policy from Harvard Kennedy School, and is considered a “Financial Expert” as defined by the SEC. He has served on audit committees of several public and private companies and is a private equity investor in multiple businesses, requiring extensive financial and accounting knowledge.
Lance Friedmann	Y	Y	Lance holds a BA in Economics from Stanford University and an MBA from Harvard Business School, and has 40 years’ experience in business, with continuous exposure to financial data throughout his career.
Notes:
(1)A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight
The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than KPMG for the fiscal year ended June 30, 2021.
Reliance on Certain Exemptions
At no time has the Company relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, other than as set out in the Audit Committee charter.
External Auditor Service Fees (By Category)
The Audit Committee has reviewed the nature and amount of the audit services provided by KPMG to the Company to ensure auditor independence. The aggregate fees billed by the Company’s external auditor during the financial years ended June 30, 2021 and June 30, 2020 are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2021	3,042,764	—	357,032	—
2020(5)	3,050,150	37,450	255,010	—
Notes
(1)“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters.
(2)“Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under (1).
(3)“Tax Fees” includes fees for tax compliance, tax planning, tax structuring and tax advice.
(4)“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.
(5)Fees related to prospectus and related assistance to underwriters of $193,670 were reclassified from Audit Related Fees to Audit Fees to conform with current period’s presentation
ADDITIONAL INFORMATION
Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.
Additional financial information is provided in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended June 30, 2021 which may be obtained upon request from Aurora’s head office, or may be viewed on the Company’s website https://investor.auroramj.com/investor-info/financial-reports/.

SCHEDULE “A”: AUDIT COMMITTEE CHARTER
Purpose
The primary purpose of the Audit Committee (“the Committee”) of the Board of Directors (“the Board”) of Aurora Cannabis Inc. (“Aurora” or “the Company”) shall be to act on behalf of the Board in fulfilling the Board’s oversight responsibilities with respect to:
(i)The integrity of the Company’s financial statements;
(ii)The Company’s compliance with legal and regulatory requirements;
(iii)The independent auditor’s qualifications and independence;
(iv)The performance of the Company’s internal audit function and independent auditor;
(v)The adequacy of the Company’s system of internal controls over financial reporting; and
(vi)Treasury matters, including debt and equity financing decisions and the maintenance of adequate liquidity.
The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee, the Auditors, and the Company’s financial management teams.
Composition
The Committee shall consist of at least three (3) members of the Board and shall satisfy the independence and financial literacy requirements imposed by the applicable securities legislation and by any stock exchange policies on which any of the Company’s capital stock is listed, including any exceptions permitted by such requirements.
Term of Office
The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a Director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.
Chair
The Board will appoint the Chair of the Committee annually, to be selected from the members of the Committee. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair’s successor is appointed.
Meetings and Minutes
The Committee will meet at least once during each fiscal quarter and hold such meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each Director of the Company.
Quorum
A quorum at any meeting will be a simple majority of Committee members, provided that if the number of Committee members is an even number, one half of the number plus one shall constitute a quorum.

Duties and Responsibilities
The Audit Committee is appointed by the Board of Directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee’s primary duties and responsibilities are to:
Interaction with the Independent Auditor:
(a)Appointment and Oversight. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing the audit, review or attest services for the Company, and the independent auditor and such other registered public accounting firm must report directly to the Committee. The Committee must pre- approve any audit and non-audit service provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval authority delegated to the Chair of the Committee under policies established by the Committee. Any services pre-approved by the Chair must be ratified by the full Committee at its next regularly scheduled meeting.
(b)Annual Report on Independence and Quality Control. The Committee must, as least annually, obtain and review a report from the independent auditor describing:
(i)The auditing firm’s internal quality-control procedures;
(ii)Any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years relating to any independent audit conducted by the auditing firm, and any steps taken to deal with any such issues; and
(iii)All relationships and services between the independent auditor and the Company in order to assess the independent auditors’ independence.
Annual Financial Statements and Annual Audit
(c)Audit Problems. The Committee must discuss with the independent auditor any audit problems or difficulties and management’s response.
(d)Annual Report on Form 20-F Review. The Committee must review and discuss the annual audited financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s attestation on the adequacy of internal controls over financial reporting.
(e)Audit Committee Report. The Committee must provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company’s annual proxy statements.
Quarterly Financial Statements
(f)Form 10-Q Review. The Committee must review and discuss the quarterly financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(g)Approval. The Committee, as delegated by the Board, has the authority to approve the quarterly financial statements and accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the first three quarters of each fiscal year, as permitted by statute.

Other Duties and Responsibilities
(h)Enterprise Risk and Assurance. The Enterprise Risk and Assurance (“ERA”) function provides management and the Audit Committee with ongoing assessment and information regarding the Company’s risk management processes and system of internal control, including the delivery of internal audit services and assurance projects. ERA will report functionally to the Audit Committee and administratively to the Chief Financial Officer (“CFO”). Oversight responsibilities of the Committee include:
(i)Implementation. The Committee must assist with Board oversight of the design and implementation of the ERA function.
(ii)Risk Assessment and Risk Management. The Committee must discuss the Company’s policies with respect to risk assessment and risk management, including all significant policies and procedures relating to insurance coverages of whatever type, as well as associated coverage limits.
(iii)Enterprise Risk and Assurance Charter. The Committee must approve the Enterprise Risk and Assurance Charter, any significant revisions thereto, as well as receive communication from the function’s leadership at least annually, confirming the scope, mandate, and independence of the ERA function.
(iv)Internal Control over Financial Reporting. The Committee must review management’s assessment of the adequacy and effectiveness of the organization’s system of internal control and management information systems through discussion with management, ERA, and the external auditor, including the adequacy of processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud to ensure the organization meets its obligations under the Sarbanes-Oxley Act to support Section 404 Chief Executive Officer and CFO certifications.
(v)Annual Risk-Based Audit and Advisory Plan. The Committee must annually approve the annual Risk-Based Audit and Advisory Plan and associated budget, which includes the planned projects for the upcoming fiscal year, as well as any significant changes to the plan during the fiscal year to accommodate changes in circumstances and any ad-hoc Committee or management requests.
(vi)Quarterly Reporting. The Committee must receive quarterly communications from the function’s leadership on performance relative to the Risk-Based Audit and Advisory Plan, results of planned projects, the ERM Framework, and other matters.
(vii)Function Performance. The Committee must annually assess the effectiveness of the ERA function, provide input into the performance appraisal process for the Senior Director, Enterprise Risk and Assurance and approve any decisions regarding the appointment and removal of the Senior Director, Enterprise Risk and Assurance.
(i)Review of Earnings Releases. The Committee must discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.
(j)Oversight of Treasury Functions. The committee must provide oversight of liquidity and broader balance sheet management by the Company, including debt and equity financing decisions.
(k)Oversight of Related Party Transactions. The Committee must establish, maintain and oversee compliance with a related party transactions policy applying to employees and members of the Board.
(l)Oversight of Cyber-Risk. The Committee must regularly review and discuss reports on the Company’s cyber risk exposure and the adequacy of associated protections.
(m)Hiring of Independent Auditor Employees. The Committee must set clear hiring policies for employees or former employees of the Company’s independent auditor.

(n)Complaint Procedures. The Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters and review and ensure resolution of such concerns on a timely basis.
(o)Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee.
(p)Committee Self-Evaluation. The Committee must at least annually perform an evaluation of the performance of the Committee.
Pre-Approval of Non-Audit Services
The Audit Committee may delegate to the Chair the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre- approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.
The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.
External Advisors
The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.
External Auditors
The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:
(a)review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;
(b)approve the fees and other significant compensation to be paid to the external auditors;
(c)on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;
(d)review the external auditors’ audit plan to see that it is sufficiently detailed and reflects any significant areas of focus that the Audit Committee deems important;
(e)before the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by Chartered Professional Accountants Canada (CPA Canada);
(f)consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting;
(g)resolve any disagreements between management and the external auditors regarding financial reporting;

(h)approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and
(i)receive from the external auditor’s timely reports of:
(i)any and all critical accounting policies and key audit matters;
(ii)any alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors, together with rationale;
(iii)any internal control issues which they deem significant; and
(iv)any other material written communications between the external auditors and management.
(j)hold regular private sessions with the external auditors without management present.
Legal Compliance
On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.
Complaints
Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.
To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.
Review and Disclosure
The Committee will annually review and reassess this Charter as it deems appropriate and submit any recommend changes to the Board for approval.
The Committee will ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements.
Last presented for review and approval to, and so approved by the Board of Directors on June 21, 2021.

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